July 11, 2017

VIA EDGAR
Ms. Suzanne Hayes
Mr. Chris Edwards
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	KaloBios Pharmaceuticals, Inc.
  Registration Statement on Form S-1 (File No. 333-216799)
  Request for Acceleration of Effective Date

Dear Mr. Edwards:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, KaloBios Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 9:00 a.m. Eastern Time on July 14, 2017, or as soon thereafter as practicable.

Sincerely,

/s/ David Tousley
Interim Chief Financial Officer
KaloBios Pharmaceuticals, Inc.

cc:
Cameron Durrant,
Chief Executive Officer
KaloBios Pharmaceuticals, Inc.

Kevin L. Vold

Polsinelli PC